Ross M. Leff, P.C. To Call Writer Directly: +1 212 446 4947 ross.leff@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

September 20, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Robert Shapiro and Doug Jones

Re:	Genius Sports Limited

Form 20-F for Fiscal Year Ended December 31, 2023

File No. 001-40352

Ladies and Gentlemen:

On behalf of our client, Genius Sports Limited (the “Company”), this letter sets forth the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 6, 2024, with respect to the above referenced Form 20-F for the year ended December 31, 2023.

The text of the Staff’s comment has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth the Company’s response immediately below the numbered comment.

Pursuant to 17. C.F.R. § 200.83 (“Rule 83”), we are requesting confidential treatment for portions of our response below, as indicated by “[***]”, reflecting information that we have provided supplementally to the Commission.

Form 20-F for Fiscal Year Ended December 31, 2023

Item 5. Operating and Financial Review and Prospects

Non-GAAP Financial Measures Adjusted EBITDA, page 60

1.

Refer to your response to comment 2. It appears the portion of your response in which you state litigation matters that are part of your day to day operations are not adjusted for in calculating adjusted EBITDA, and that the litigation and related costs adjusted for pertain to discrete and unique set of facts that you consider not a part of your normal and continued business activity. Please expand your disclosure concerning this adjustment accordingly.

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FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GENIUS SPORTS LIMITED

PURSUANT TO RULE 83 (GSL-1)

September 20, 2024

Response: The Company respectfully acknowledges the Staff’s comment and advises that the Company will expand its disclosure concerning the adjustment for litigation and related costs in future filings.

To illustrate an example of the future purpose and use of disclosures related to the adjustment for litigation and related costs, the Company has provided proposed enhancements to its fiscal year 2023 disclosures set forth in Item 5. Operating and Financial Review and Prospects, Non-GAAP Financial Measures (changes are marked for convenience) that the Company will provide on a prospective basis:

The following table presents a reconciliation of Genius’ Adjusted EBITDA to the most directly comparable U.S. GAAP financial performance measure, which is net loss for the periods indicated:

	Year Ended	Year Ended	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021
	(dollars, in thousands)
Consolidated net loss	$(85,534)	$(181,636)	$(592,753)
Adjusted for:
Net, interest (income) expense	(1,953)	1,487	3,331
Income tax expense (benefit)	5,340	1,714	(11,701)
Amortization of acquired intangibles (1)	40,476	40,089	37,617
Other depreciation and amortization (2)	37,841	29,302	22,542
Stock-based compensation (3)	35,462	89,943	489,474
Transaction expenses	2,494	1,668	12,886
Litigation and related costs (4)	2,289	24,624	4,395
Change in fair value of derivative warrant liabilities	534	(10,132)	11,412
Loss (gain) on fair value remeasurement of contingent consideration	2,919	(218)	19,405
Loss on abandonment of assets	11,226	—	—
(Gain) loss on foreign currency	(3,875)	8,979	(3,032)
Other (5)	6,126	9,968	7,974

Adjusted EBITDA	$53,345	$15,788	$1,550

(1)	Includes amortization of intangible assets generated through business acquisitions, inclusive of amortization for data rights, marketing products, and acquired technology.

(2)

Includes depreciation of Genius’ property and equipment, amortization of contract cost, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.

(3)

Includes restricted shares, stock options, equity-settled restricted share units, cash-settled restricted share units and equity-settled performance-based restricted share units granted to employees and directors (including related employer payroll taxes) and equity-classified non-employee awards issued to suppliers.

(4)

Includes litigation and related costs incurred by the Company relating to discrete and non-routine legal proceedings that are not part of the normal operations of the Company’s business. For the year ended December 31, 2023, legal proceedings included Sportscastr litigation, Spirable litigation and DMYII litigation as described in Item 3.D (Risks Related to Legal Matters and Regulations). For the years ended December 31, 2022 and 2021, legal proceedings included Sportradar litigation and BetConstruct litigation as described in Item 8 (Financial Information – Legal and Arbitration Proceedings) of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022. All other legal proceedings are expensed as part of our on-going operations and included in general and administrative expenses. ~~Includes mainly legal and related costs in connection with non-routine litigation.~~

(5)	Includes expenses incurred related to earn-out payments on historical acquisitions, gain/losses on disposal of assets, severance costs and non-recurring compensation payments.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GENIUS SPORTS LIMITED

PURSUANT TO RULE 83 (GSL-2)

September 20, 2024

Liquidity and Capital Resources

Cash Flows

Operating Activities, page 65

2.

Refer to your response to comment 3 and the intended revised disclosure. Please note that references to results and noncash items may not provide a sufficient basis to understand how reported operating cash actually was affected between periods. We also point out your references to the amounts for specific working capital items appears to be the amount reported in the current period rather than the change that has occurred from period to period. For example, you refer to the significant increase in accounts receivable of $33.2 million which is the current period amount rather than the change between periods of $41.5 million, and you do not discuss the underlying reason for the change between periods. Of further note is that the change between periods for the cited working capital items of accounts payable and prepaid expenses appears immaterial relative to the change between periods in other working capital items of contract asset, deferred revenue and other current liabilities, to name a few. Please ensure all material factors are cited along with discussion of underlying factors causing the change and that the impact of cited items on actual operating cash is clear.

Response: The Company respectfully acknowledges the Staff’s comment. In future filings, the Company will enhance its disclosures to include quantitative and qualitative analysis of material factors affecting the reported amount of net operating cash flows between periods.

To illustrate an example of the future disclosure to address such items, the Company has provided proposed enhancements to its fiscal year 2023 explanations of changes in net operating cash flows as set forth in Item 5. Operating and Financial Review and Prospects, B. Liquidity and Capital Resources section of our Form 20-F for the year ended December 31, 2023 (changes are marked for convenience) as follows:

Net cash provided by operating activities increased $18.3 million to $14.9 million for the year ended December 31, 2023 compared to net cash used in operating activities of $3.5 million for the year ended December 31, 2022. The increase in net cash provided by operating activities was primarily a result of lower net loss in 2023 compared to 2022, adjusted for non-cash items of $62.5 million, offset by unfavorable changes in working capital of $44.1 million.

Cash flows used in operating activities from changes in working capital were $25.8 million in the year ended December 31, 2023 compared to cash flows provided by operating activities from changes in working capital of $18.4 million in the year ended December 31, 2022. This $44.1 million outflow from changes in working capital in 2023 compared to 2022 was primarily attributable to the following factors: i) a $41.5 million outflow from changes in accounts receivable, primarily due to continued growth in Betting Technology, Content and Services and Media Technology, Content and Services revenues; ii) a $14.0 million outflow from changes in deferred revenue, primarily due to Media Technology, Content and Services revenues, which are generally prepaid; iii) a $14.5 million outflow from changes in other current liabilities, primarily due to the settlement of deferred and contingent consideration related to historical acquisitions; offset by iv) a $21.1 million inflow from changes in contract asset, primarily due to the timing of invoicing around the end of 2022. Certain other items combined to result in an additional $4.8 million inflow from changes in working capital. ~~Net cash provided by operating activities primarily reflected Genius’ net loss net of non-cash items of $40.7 million, offset by changes in working capital of $25.8 million. In the year ended December 31, 2022, net cash used in operating activities primarily reflected Genius’ net loss net of non-cash items of $21.8 million, offset by changes in working capital of $18.4 million.~~

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GENIUS SPORTS LIMITED

PURSUANT TO RULE 83 (GSL-3)

September 20, 2024

Item 15. Controls and Procedures

Management’s annual report on internal control over financial reporting, page 98

3.

Refer to your response to comment 6. Please tell us the facts and circumstances that lead you to revise the interpretation of the terms of the NFL warrants and the basis for the revised interpretation and treatment of the warrants in the calculation of your earnings per share. Tell us whether there were any changes in the terms and conditions or available information associated with the warrants between the time of the prior and revised interpretations. If so, please state in detail what these were. Also, please provide us with your SAB 99 analysis regarding the qualitative and quantitative materiality of the error and the basis for your conclusion of the materiality.

Response: The Company respectfully acknowledges the Staff’s comment and advises there were no changes to the terms and conditions or available information associated with the warrants between the time of the prior and revised interpretations.

Based on the information available at the time the warrants were granted in 2021, the Company interpreted that the exercise of the NFL warrants was contingent upon the Company’s approval of the repurchase or redemption of the B Shares. As contingent shares should not be included in loss per share until the contingency is resolved, the Company excluded the NFL warrants from loss per share, based on the original legal interpretation. The revised interpretation and treatment of the warrants in the calculation of the Company’s earnings per share was in response to a query raised as part of the preparation and review of the Annual Report on Form 20-F for the year ended December 31, 2023. Upon further review of the agreement, subsequent legal advice clarified that the contingency surrounding the repurchase or redemption of the B Shares attached the warrants was merely a formality. The Company determined that since the vested NFL warrants can be exercised at any time for nominal consideration (i.e., $0.01 per share), these warrants were akin to common stock and should therefore be included in the computation of weighted average common stock outstanding for both basic and diluted net loss per share computations in accordance with ASC 260.

As requested, included in Annex A is the Company’s SAB 99 analysis regarding the quantitative and qualitative materiality of the error and our basis for conclusion.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GENIUS SPORTS LIMITED

PURSUANT TO RULE 83 (GSL-4)

September 20, 2024

Consolidated Statements of Cash Flows, page F-6

4.

Refer to your response to comment 7. You state there is no impact to the reconciliation of net loss to net cash of operating activities for noncash consideration for data and streaming rights revenue because the revenue is fully offset by the related expense. Please tell us where you disclose this relationship in the notes to the financial statements. If this relationship is not disclosed, please do so.

Response: The Company respectfully acknowledges the Staff’s comment and advises that the Company will expand its disclosure concerning the relationship between noncash consideration for data and streaming rights revenue and the related expense in future filings.

To illustrate an example of the future purpose and use of disclosures related to the relationship between noncash consideration for data and streaming rights revenue and the related expense, the Company has provided proposed enhancements to its fiscal year 2023 disclosures set forth in the Notes to Consolidated Financial Statements, Note 1. Description of Business and Summary of Significant Accounting Policies (changes are marked for convenience) that the Company will provide on a prospective basis:

Sports Technology and Services

Sports Technology

The Company provides technology that enables sports leagues and federations to capture, manage, and distribute their official sports data, along with other tools and services and updates and technical support. These software solutions are tailored for specific sports. Customers access the Company’s sports technology through the cloud in a hosting environment over the contract term. Customers typically do not have the ability take possession of the software. Depending on the service, the Company either stands ready to provide the hosting service on a continuous basis over the contract term or offers the hosting service for a specified number of events or defined sporting season.

In connection with these hosting services, the Company primarily receives noncash consideration in the form of official sports data and streaming rights, along with other rights. The Company expenses the data and streaming rights in costs of revenue as “data and streaming rights”, which fully offsets the revenue recognized from the noncash consideration (i.e., the official sports leagues data and streaming rights) in the Sports Technology and Services agreements. Because there is not a readily determinable fair value for these unique data rights, the Company estimates the fair value of noncash consideration by reference to the estimated standalone selling price of the services promised to the customer maximizing the use of observable inputs. Revenue is recognized either ratably over the contract term or as the services are provided by event or season, depending on the nature of the performance obligation.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GENIUS SPORTS LIMITED

PURSUANT TO RULE 83 (GSL-5)

September 20, 2024

If you have any questions related to this letter, please contact me at (212) 446-4947.

Sincerely,
/s/ Ross Leff
Ross M. Leff

cc (by email):

Nick Taylor, Genius Sports Limited, Chief Financial Officer

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GENIUS SPORTS LIMITED

PURSUANT TO RULE 83 (GSL-6)

September 20, 2024

Annex A

[***]

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GENIUS SPORTS LIMITED

PURSUANT TO RULE 83 (GSL-7)